EXHIBIT 99.1

Tanzanian Gold Corporation Announces US$21.4 Million Registered Direct Offering

TORONTO, Feb. 09, 2021 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold, TRX or the Company), today announced that it has entered into a definitive agreement with several institutional investors for the purchase and sale of 32,923,078 shares of its common stock at a purchase price of US$0.65 per share in a registered direct offering. The Company has also agreed to issue to the investors warrants to purchase up to an aggregate of 16,461,539 common stock in a concurrent private placement. The common stock warrants will be exercisable six months after the date of issuance, have an exercise price of US$0.80 per share and will expire five years from the date of issuance. The closing of the offering is expected to occur on or about February 11, 2021, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The Company intends to use the net proceeds from the offering for continued development of the Buckreef Gold Project, including capital expenditures, continued exploration, general corporate purposes and working capital.

This offering of common stock is being made pursuant to effective shelf registration statements on Form F-3 (File No. 333-250146) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on November 25, 2020, and Form F-3MEF filed thereafter. A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act"), and Regulation D promulgated thereunder and, along with the common stock underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying common stock may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. The Company has undertaken to file a registration statement as soon as practicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tanzania Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured and Indicated Mineral Resources now stand at a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540oz. The Company is actively investigating and assessing multiple exploration targets on its property.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

  Strengthening its balance sheet from expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing oxides upon approval of an expanded oxide plant.
  Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.
  Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Tanzanian Gold Corporation (“TanGold” or the “Company”), has taken all reasonable care in producing and publishing information contained in this press release. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this press release. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this press release. Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release. The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TanGold” with an effective date of May 15, 2020 (the “Effective Date”), and with an amendment date of June 8, 2020. The Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects., and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full details of the Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedar.com.

Forward-Looking Statements
This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020 and other documents we file with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes no duty to update such information.

Note to U.S. Investors

US investors are advised that the Mineral Resource estimates disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements of CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.